UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Whitestone REIT

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

966084204

(CUSIP Number)

Peter McMillan III

President

KBS Strategic Opportunity REIT, Inc.

800 Newport Center Drive, Suite 700

Newport Beach, California 92660

(949) 417-6500

with a copy to:

Robert H. Bergdolt, Esq.

Christopher R. Stambaugh, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 966084204

1	Name of Reporting Person KBS SOR Properties LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,986,144
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,986,144
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,986,144
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.99%
14	Type of Reporting Person (See Instructions) OO

Schedule 13D

CUSIP No. 966084204

1	Name of Reporting Person KBS SOR (BVI) Holdings, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,986,144
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,986,144
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,986,144
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.99%
14	Type of Reporting Person (See Instructions) OO

Schedule 13D

CUSIP No. 966084204

1	Name of Reporting Person KBS Strategic Opportunity Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,986,144
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,986,144
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,986,144
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.99%
14	Type of Reporting Person (See Instructions) PN

Schedule 13D

CUSIP No. 966084204

1	Name of Reporting Person KBS Strategic Opportunity REIT, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,986,144
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,986,144
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,986,144
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.99%
14	Type of Reporting Person (See Instructions) CO

Schedule 13D

CUSIP No. 966084204

1	Name of Reporting Person KBS Capital Advisors LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,986,144
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,986,144
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,986,144
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.99%
14	Type of Reporting Person (See Instructions) OO

Schedule 13D

CUSIP No. 966084204

1	Name of Reporting Person Keith D. Hall
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,986,144
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,986,144
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,986,144
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.99%
14	Type of Reporting Person (See Instructions) IN

Schedule 13D

CUSIP No. 966084204

1	Name of Reporting Person Peter McMillan III
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,986,144
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,986,144
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,986,144
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.99%
14	Type of Reporting Person (See Instructions) IN

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1. Security and Issuer

This Amendment No. 6 supplements and amends the Schedule 13D filed on June 13, 2017, amended by Amendment No. 1 filed on June 21, 2017, Amendment No. 2 filed on December 29, 2017, Amendment No. 3 filed on March 29, 2018, Amendment No. 4 filed on November 6, 2018, and Amendment No. 5 filed on November 15, 2018 by the Reporting Persons (as so amended, the “Schedule 13D”), relating to the Common Shares of Whitestone REIT, a Maryland real estate investment trust (the “Issuer”). Each Item reported below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

A total of $44,725,400.87 was paid to acquire 3,768,189 Common Shares between May 5, 2017 and March 23, 2018, previously reported as beneficially owned herein by the Reporting Persons. The purchase of the securities was funded from general funds available to the Reporting Persons and the applicable subsidiaries and affiliates thereof, including capital contributions from investors. Between September 10, 2018 to December 6, 2018, the Reporting Persons sold 1,782,045 Common Shares for net proceeds of $24,872,684.51.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b). The Reporting Persons beneficially own an aggregate of 1,986,144 Common Shares, which represent, in the aggregate, approximately, 4.99% of the outstanding Common Shares. The percentage of beneficial ownership reported in this Schedule 13D is based on an aggregate of 39,773,002 Common Shares outstanding as of November 5, 2018, based on information provided by the Issuer in its Quarterly Report on Form 10-Q filed on November 6, 2018.

The 1,986,144 Common Shares were purchased by SOR Properties in multiple open market brokerage transactions on the New York Stock Exchange (“NYSE”). SOR BVI (as the sole member of SOR Properties), SOR OP (as the sole shareholder of SOR BVI), SOR REIT (as the sole general partner of SOR OP), the Advisor (as the external advisor to SOR OP), and Messrs. Keith D. Hall and Peter McMillan III (as the members of the Investment Committee of the Advisor approved by the board of directors of KBS SOR to make decisions with respect to the Common Shares), may be deemed to be the beneficial owner of the securities beneficially owned directly by SOR Properties, and each disclaims beneficial ownership of the securities.

(c) SOR Properties acquired 3,768,189 Common Shares through the following open market purchases:

Date	Number of Common Shares*	Average Price per Common Share*	Aggregate Purchase Price**
May 5, 2017	26,400	$11.8059	$311,807.76
May 8, 2017	83,500	$12.0308	$1,004,989.30
May 9, 2017	106,367	$12.0824	$1,285,696.38
May 10, 2017	2,725	$12.0850	$32,945.26
May 11, 2017	76,962	$12.1733	$937,266.32
May 12, 2017	100,000	$12.0570	$1,206,200.00
May 15, 2017	14,871	$12.0966	$179,962.90
May 16, 2017	62,684	$12.0066	$752,935.13
May 17, 2017	350,177	$11.1557	$3,909,971.33
May 18, 2017	11,696	$11.2100	$131,229.12

Date	Number of Common Shares*	Average Price per Common Share*	Aggregate Purchase Price**
May 19, 2017	56,877	$11.5604	$658,090.57
May 22, 2017	67,265	$11.9207	$802,518.54
May 23, 2017	200,000	$11.8829	$2,378,580.00
May 24, 2017	142,806	$12.0231	$1,718,398.88
May 25, 2017	123,483	$11.9154	$1,472,582.46
May 26, 2017	184,801	$11.8727	$2,195,934.84
May 30, 2017	200,000	$11.6870	$2,339,400.00
May 31, 2017	89,000	$11.5117	$1,025,431.30
June 1, 2017	45,788	$11.5375	$528,736.93
June 2, 2017	179,259	$11.7617	$2,110,183.17
June 5, 2017	103,957	$11.7909	$1,226,786.16
June 6, 2017	86,658	$11.7811	$1,021,793.14
June 7, 2017	140,930	$11.7851	$1,662,283.44
June 8, 2017	126,100	$11.9519	$1,508,395.59
June 9, 2017	63,460	$12.0988	$768,424.45
June 12, 2017	52,354	$12.3092	$644,959.40
June 13, 2017	118,291	$12.3331	$1,460,077.64
June 14, 2017	91,051	$12.3360	$1,124,119.29
June 15, 2017	1,500	$12.2493	$18,388.95
June 16, 2017	100,000	$12.2205	$1,223,050.00
June 19, 2017	78,269	$12.1833	$954,357.40
June 20, 2017	46,862	$12.1548	$570,066.86
June 21, 2017	81,100	$12.1768	$988,349.48
June 22, 2017	37,356	$12.1770	$455,257.57
June 30, 2017	2,800	$12.1954	$34,175.12
July 5, 2017	2,800	$12.1807	$34,133.96
July 6, 2017	75,284	$12.1326	$914,143.50
July 7, 2017	17,075	$12.1579	$207,766.89
July 10, 2017	48,674	$12.1751	$593,097.56
July 11, 2017	80,007	$12.1145	$970,044.87
August 28, 2017	100,000	$12.2268	$1,223,680.00
August 29, 2017	24,000	$12.1919	$292,845.60
February 6, 2018	4,000	$11.9980	$48,032.00
February 9, 2018	12,040	$12.0978	$145,777.91
February 12, 2018	30,100	$11.9726	$360,676.26
February 13, 2018	100	$12.0500	$1,206.00
February 14, 2018	43,760	$11.9919	$525,203.14
March 23, 2018	75,000	$10.1960	$765,448.50
Total	3,768,189	$11.8598	$44,725,400.87

*

Represents the total shares acquired and the average price per share on a given day through multiple open market brokerage transactions on the NYSE in varying share quantities and at varying share prices.

**	Aggregate purchase price reflects the inclusion of fees for sales commissions on the various share purchases totaling $35,314.35.

SOR Properties disposed of 1,782,045 Common Shares from September 10, 2018 to December 6, 2018 through the following open market sales:

Date	Number of Common Shares*	Average Price per Common Share*	Aggregate Sales Price**
September 10, 2018	4,907	$13.7029	$67,190.18
September 11, 2018	1,100	$13.7000	$15,058.80
September 13, 2018	7,128	$13.7168	$97,700.79
September 21, 2018	10,953	$13.7068	$150,019.09
September 25, 2018	1,700	$13.7000	$23,272.69
September 26, 2018	20,382	$13.7269	$279,574.22
September 27, 2018	9,012	$13.7286	$123,630.41
September 28, 2018	68,624	$13.8191	$947,623.35
October 1, 2018	66,731	$13.8617	$924,325.76
October 2, 2018	5,500	$13.7678	$75,666.91
October 3, 2018	15,800	$13.7687	$217,384.63
October 9, 2018	100,000	$13.7166	$1,370,642.16
October 10, 2018	27,672	$13.7558	$380,368.83
October 30, 2018	16,500	$13.8297	$228,022.08
November 1, 2018	35,000	$14.0983	$493,084.08
November 2, 2018	39,284	$13.8998	$545,639.80
November 5, 2018	123,966	$13.8704	$1,718,195.99
November 6, 2018	184,763	$13.8163	$2,550,860.22
November 7, 2018	52,169	$13.9356	$726,475.17
November 8, 2018	122,100	$14.0239	$1,711,074.92
November 9, 2018	90,623	$13.9708	$1,265,153.12
November 12, 2018	130,000	$14.0609	$1,826,593.23
November 13, 2018	105,966	$14.2969	$1,513,905.95
November 14, 2018	31,104	$14.1516	$439,854.60
November 15, 2018	18	$14.0000	$251.81
November 16, 2018	85,965	$14.0100	$1,203,494.34
November 19, 2018	71,494	$14.0160	$1,001,331.93
November 20, 2018	8,521	$14.0083	$119,277.95
November 21, 2018	26,400	$14.0408	$370,408.30
November 23, 2018	9,500	$14.0125	$133,022.01
November 26, 2018	800	$14.0125	$11,201.85
November 28, 2018	13,495	$14.0278	$189,167.74
November 29, 2018	13,767	$14.0085	$192,714.84
November 30, 2018	100,000	$14.0641	$1,405,393.71
December 3, 2018	65,000	$14.0157	$910,358.65
December 4, 2018	114,101	$14.1843	$1,617,280.76
December 6, 2018	2,000	$13.7420	$27,463.64
Total	1,782,045	$13.9676	$24,872,684.51

*	Represents the total shares sold and the average price per share on a given day through multiple open market brokerage transactions on the NYSE in varying share quantities and at varying share prices.
**	Aggregate sales price reflects the deduction of fees for sales commissions and regulatory transaction costs on the various share sales totaling $18,144.22.

Except as set forth in this Statement or as previously disclosed in this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction during the past 60 days in any Common Shares.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares acquired.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by amending and restating the second paragraph entitled “Equity Securities Purchase Program” in its entirety as follows:

On March 28, 2016, the board of directors of KBS SOR approved and adopted an equity securities purchase program (the “Program”). KBS SOR, through its subsidiaries, acquired the 1,986,144 initial Common Shares described in Item 5 pursuant to the Program. Under the Program, an investment committee of the Advisor composed of Peter McMillan III and Keith D. Hall will evaluate and approve all of the proposed investments and sales of equity securities acquired under the Program.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: December 6, 2018

KBS SOR PROPERTIES LLC

By: KBS SOR (BVI) Holdings, Ltd., its sole member

By: KBS Strategic Opportunity Limited Partnership, its sole shareholder

By: KBS Strategic Opportunity REIT, Inc., its sole general partner

By:	/s/ Peter McMillan III
Name: Peter McMillan III
Title: President

KBS SOR (BVI) HOLDINGS, LTD.

By: KBS Strategic Opportunity Limited Partnership, its sole shareholder

By: KBS Strategic Opportunity REIT, Inc., its sole general partner

By:	/s/ Peter McMillan III
Name: Peter McMillan III
Title: President

KBS STRATEGIC OPPORTUNITY LIMITED PARTNERSHIP

By: KBS Strategic Opportunity REIT, Inc., its sole general partner

By:	/s/ Peter McMillan III
Name: Peter McMillan III
Title: President

KBS STRATEGIC OPPORTUNITY REIT, INC.

By:	/s/ Peter McMillan III
Name: Peter McMillan III
Title: President

KBS CAPITAL ADVISORS LLC

By: GKP Holding LLC, a Manager

By:	/s/ Peter McMillan III
Peter McMillan III, Manager

By:	/s/ Keith D. Hall
Keith D. Hall, Manager

KEITH D. HALL

/s/ Keith D. Hall

PETER MCMILLAN III

/s/ Peter McMillan III